SHIMMICK CORPORATION

530 Technology Drive, Suite 300

Irvine, CA 92618

(949) 333-1500

November 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-274870

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 30, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on November 1, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 of King & Spalding LLP.

[Signature Page Follows]

Very truly yours,

SHIMMICK CORPORATION

By:	/s/ Devin J. Nordhagen
Name:	Devin J. Nordhagen
Title:	Executive Vice President, Chief Financial Officer

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Zachary Davis, King & Spalding LLP

Alan Noskow, King & Spalding LLP

[Signature Page to Shimmick Corporation Withdrawal of Acceleration Request]